

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 20, 2015

Mu Chun Lin
Chief Executive Officer
China Soar Information Technology, Inc.
12 Harcourt Road
Bank of America Tower, Suite 1308
Central, Hong Kong

> **Re: China Soar Information Technology, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 14, 2015**
> **File No. 333-206754**
>
> **Form 8-K**
> **Filed August 31, 2015**
> **File No. 000-55026**

Dear Mr. Mu Chin Lin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 1, 2015 letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1. Please update your financial statements and related financial information in accordance with Rule 8-08 of Regulation S-X.

Prospectus Cover Page, page 3

2. We note your response to comment 1. Because you are subject to the reporting requirements of Section 13 of the Exchange Act, you are not able to offer securities under Section 4(a)(6) of the Securities Act. See Section 4A(f)(2) of the Securities Act. Please remove references to "crowdfunding" throughout your prospectus.

Form 8-K filed August 31, 2015

3. We note your response to comment 6 and will review your 8-K/A once filed.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lisa Kohl, Legal Branch Chief, at 202-551- 3252, or me at 202-551-3264 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Tom DeNunzio
        V Financial Group, LLC